Exhibit 99.1

Synacor Reports First Quarter 2020 Financial Results; Strength In Software Offset By COVID-19 Impact On Publisher Advertising

BUFFALO, N.Y., May 6, 2020 – Synacor, Inc. (Nasdaq: SYNC), a cloud-based software and services company serving global video, internet and communications providers, device manufacturers, governments and enterprises, today announced its financial results for the first quarter ended March 31, 2020.

First Quarter Highlights

•First quarter revenue of $20.6 million
•First quarter GAAP net loss of $4.5 million and Adjusted EBITDA of $0.3 million
•260 new and expansion customers for Zimbra email and collaboration platform. Ramping up the previously announced significant new streaming services Cloud ID customer
•Software segment adjusted EBITDA margins grew to 31.9% from 25% and unallocated corporate G&A declined 20% compared to the year ago quarter
•Merger planning with Qumu continues; S-4 registration filing has been slightly delayed due to COVID-19

“Our transition to a higher-margin, SaaS-focused software company continued,” said Himesh Bhise, Synacor’s Chief Executive Officer. “It is encouraging that our Software & Services segment grew modestly in the face of economic turmoil, with revenue excluding discontinued products up 2.4% and Segment Adjusted EBITDA growing 26% year-over-year, representing a 31.9% margin. Our collaboration and identity platforms are particularly relevant in an environment of distributed work and higher streaming.”

“The COVID-driven impact on Synacor has been isolated to our publisher advertising line of business,” continued Bhise. “We felt a sharp reduction in March revenue, consistent with the industry-wide reduction in media spend, and expect this slowdown to continue through Q2. However, our active publishers grew 50% over last year, validating an increased need for the monetization services we provide and positioning us well when the economy recovers.”

“We have been working hard to protect the health and safety of our people, do our part to ‘flatten the curve’, deliver excellence to our customers, maintain focus in growing our business, and implement cost and cash-control measures. I could not be prouder of the Synacor team for their hard work and dedication during these volatile times. We have a resilient business, strong balance sheet, and the access to capital to emerge on the other side of this pandemic and accelerate our transformation into a SaaS-focused software company.” Bhise concluded.

Recent Highlights

•70 new customers and 190 contract expansions for Zimbra email and collaboration platform delivered through worldwide channel partners.
•Began ramping up the previously announced large subscription services customer of Cloud ID to support digital streaming growth.
•Signed two service providers and two content networks to Cloud ID
•Active publisher customers for advertising were 133 in Q1, growing 50% year-over-year, despite a decline in industry-wide media spend due to COVID-19.

Financial Results:

Revenue

Revenue was $20.6 million, compared to $31.8 million or $22.5 million when excluding the ATT.net portal business in the first quarter of 2019. The decline was driven by the COVID-19 impact on the Publisher advertising business consistent with the industry-wide decline in media spend.

Revenue in our Software & Services segment totaled $11.1 million, compared with $11.2 million or $10.8 million net of discontinued product in the prior year. Revenue in our Portal & Advertising segment totaled $9.5 million, compared with $20.7 million or $11.4 million net of the ATT.net portal business in the prior year due to lower publisher based advertising revenue related to the COVID-19 pandemic.
Net Loss

Net loss was $4.5 million, or $0.11 per share, compared with a net loss of $2.2 million, or $0.06 per share in the prior year. The current year quarter includes $1.4 million of M&A expenses related to our pending merger with Qumu.
Adjusted EBITDA
Adjusted EBITDA was $0.3 million, or 1.5% of revenue, compared with $1.7 million (5.4% of revenue) in the first quarter of 2019. Adjusted EBITDA excludes stock-based compensation, other income and expense, asset impairments, restructuring costs, and certain legal and professional fees. The decline was driven by the COVID-19 impact on publisher based advertising revenue and margins.
Cash

The Company ended the quarter with $8.9 million in cash and cash equivalents, compared with $11.0 million at the end of 2019. Similar to prior years, the first quarter cash decline was driven by the normal seasonality of some annual disbursements. In addition, we also paid out approximately $0.5 million in non-recurring expenses related to the pending merger with Qumu. The company continues to have no borrowings on its credit facility and had approximately $6.7 million of availability as of quarter-end. The company has taken actions to reduce costs and preserve cash in response to the pandemic, and believes that it has sufficient liquidity for operations going forward.

Guidance

Due to the uncertainty surrounding the extent, duration, and pace of recovery related to the COVID-19 pandemic, Synacor is withdrawing it’s previously provided guidance for 2020 and temporarily suspending its practice of providing quarterly guidance updates until the current situation abates and our visibility improves.
Conference Call Details
Synacor will host a conference call today at 5 p.m. ET to discuss it’s first quarter 2020 financial results. The live webcast of Synacor’s earnings conference call can be accessed at https://www.synacor.com/investor-relations/events-and-presentations. To participate, please dial 1-833-235-2655 (toll free) or 1-647-689-4151 (international) and reference conference ID 5194062.

Following the conclusion of the live call, a replay of the webcast will be available on the Investor Relations section of the Company's website for at least 90 days. A telephonic replay of the conference call will also be available from 8 p.m. ET on May 6, 2020 until 11:59 p.m. ET on May 13, 2020 by dialing 1-800-585-8367 or 1-416-621-4642 and using the pin number 5194062.
About Synacor
Synacor (Nasdaq: SYNC) is a cloud-based software and services company serving global video, internet and communications providers, device manufacturers, governments and enterprises. Synacor’s mission is to enable its customers to better engage with their consumers. Its customers use Synacor’s technology platforms and services to scale their businesses and extend their subscriber relationships. Synacor delivers managed portals, advertising solutions, email and collaboration platforms, and cloud-based identity management. www.synacor.com
Non-GAAP Financial Measures

The Company uses certain non-GAAP financial measures in this release. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (GAAP).

We report adjusted EBITDA because it is a key measure used by our management and Board of Directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors.

For a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the table “Reconciliation of GAAP to Non-GAAP Measures” in this press release.

We report adjusted net loss and adjusted diluted earnings per share because we believe these measures provide investors with additional information to assess our financial performance. These measures should be viewed as supplemental data, rather than substitutes or alternatives to the comparable GAAP measures. For a reconciliation of our GAAP Condensed Consolidated Statements of Operations to our adjusted non-GAAP measures, please refer to the table “Reconciliation of Adjusted Financial Measures” in this press release.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements concerning Synacor’s expected financial performance including, without limitation, its first-quarter and full-year 2020 guidance, anticipated benefits from the merger with Qumu, the statements and quotations from management and Synacor’s strategic and operational plans. The achievement or success of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements the Company makes.

The risks and uncertainties referred to above include – but are not limited to – risks associated with: : Synacor and Qumu’s ability or inability to obtain shareholder approval as required for the merger or to satisfy other conditions the merger; the effect of the announcement of the merger on Synacor and Qumu’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Synacor or Qumu does business; disruption of Synacor management’s attention due to the merger; the combined company’s ability to achieve cost reductions and cost synergies from the merger; execution of our plans and strategies, including the loss of a significant customer; our ability to obtain new customers; our ability to integrate the assets and personnel from acquisitions; expectations regarding consumer taste and user adoption of applications and solutions; developments in internet browser software and search advertising technologies; general economic conditions; expectations regarding the Company’s ability to timely expand the breadth of services and products or introduction of new services and products; consolidation within the cable and telecommunications industries; changes in the competitive dynamics in the market for online search and digital advertising; the risk that security measures could be breached and unauthorized access to subscriber data could be obtained; potential third party intellectual property infringement claims or other legal claims against Synacor; and the price volatility of our common stock.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger between Synacor and Qumu, Synacor intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Synacor and Qumu and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Synacor and Qumu in advance of the meeting. BEFORE MAKING ANY VOTING DECISION, SYNACOR’S AND QUMU’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF SYNACOR AND QUMU WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Synacor and Qumu, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Synacor makes available free of charge at www.synacor.com, copies of materials it files with, or furnishes to, the SEC. The contents of the website referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Synacor, Qumu and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Synacor and Qumu in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Synacor’s directors and executive officers in Synacor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, its Current Report on Form 8-K dated February 11, 2020, which was filed with the SEC on February 11, 2020, its Current Report on Form 8-K dated March 3, 2020, which was filed with the SEC on March 3, 2020, and its definitive proxy statement for the 2020 annual meeting of stockholders, which was filed with the SEC on April 29, 2020. Security holders may obtain information regarding the names, affiliations and interests of Qumu’s directors and executive officers in Qumu’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and its definitive proxy statement for the 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019. To the extent the holdings of Synacor securities by Synacor’s directors and executive officers or the holdings of Qumu securities by Qumu’s directors and executive officers have changed since the amounts set forth in Synacor’s proxy statement for its 2020 annual meeting of stockholders or Qumu’s proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Synacor’s website at www.synacor.com and Qumu’s website at www.qumu.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Synacor, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$8,922	$10,966
Accounts receivable, net	14,820	20,532
Prepaid expenses and other current assets	4,181	2,989
Total current assets	27,923	34,487
Property and equipment, net	14,234	14,948
Operating lease right-of-use assets	4,051	4,765
Goodwill	15,934	15,948
Intangible assets	7,875	8,411
Other assets	1,136	1,319
Total Assets	$71,153	$79,878

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$12,588	$12,583
Accrued expenses and other current liabilities	3,313	5,878
Current portion of deferred revenue	5,952	6,509
Current portion of long-term debt and finance leases	1,819	2,529
Current portion of operating lease liabilities	1,826	2,165
Total current liabilities	25,498	29,664
Long-term portion debt and finance leases	986	729
Deferred revenue	2,295	2,846
Long-term portion of operating lease liabilities	2,411	2,366
Deferred income taxes	295	275
Other long-term liabilities	341	334
Total Liabilities	31,826	36,214
Stockholders' Equity:
Common stock	403	401
Treasury stock	(1,971)	(1,931)
Additional paid-in capital	146,844	146,460
Accumulated deficit	(105,272)	(100,747)
Accumulated other comprehensive loss	(677)	(519)
Total stockholders’ equity	39,327	43,664
Total Liabilities and Stockholders' Equity	$71,153	$79,878

Synacor, Inc.
Condensed Consolidated Statements of Operations
(In thousands except share and per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2020	2019

Revenue	$20,583	$31,824
Costs and operating expenses:
Cost of revenue (1)	10,729	16,506
Technology and development (1)(2)	3,108	4,546
Sales and marketing (2)	4,368	5,991
General and administrative (1)(2)	4,466	4,465
Depreciation and amortization	2,214	2,435
Total costs and operating expenses	24,885	33,943
Loss from operations	(4,302)	(2,119)
Other income (expense), net	167	216
Interest expense	(59)	(64)
Loss before income taxes	(4,194)	(1,967)
Provision for income taxes	331	277
Net loss	$(4,525)	$(2,244)
Net loss per share:
Basic	$(0.11)	$(0.06)
Diluted	$(0.11)	$(0.06)
Weighted average shares used to compute net loss per share:
Basic	39,677,738	39,038,642
Diluted	39,677,738	39,038,642
Notes:
(1)Exclusive of depreciation and amortization shown separately.
(2)Includes stock-based compensation as follows:
	Three Months Ended March 31,
	2020	2019
Technology and development	$57	$103
Sales and marketing	101	115
General and administrative	219	113
	$377	$331

Synacor, Inc.
Reconciliation of GAAP to Non-GAAP Measures
(In thousands)
(Unaudited)

The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated:

	Three Months Ended March 31,
	2020	2019
Reconciliation of Adjusted EBITDA:
Net loss	$(4,525)	$(2,244)
Provision for income taxes	331	277
Interest expense	59	64
Other expense, net	(167)	(216)
Depreciation and amortization	2,732	2,487
Asset impairment	—	226
Stock-based compensation expense	377	331
Restructuring costs	60	—
Certain professional services and legal fees*	1,446	779
Adjusted EBITDA	$313	$1,704

*	Certain legal & professional services fees" includes legal fees and other related expenses outside the ordinary course of business, as well as fees and expenses related to merger and acquisition activities.

Synacor, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2020	2019
Cash Flows from Operating Activities:
Net loss	$(4,525)	$(2,244)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	2,740	2,487
Asset impairment	—	226
Stock-based compensation expense	377	331
Provision for deferred income taxes	20	20
Change in allowance for doubtful accounts	4	38
Changes in operating assets and liabilities:
Accounts receivable, net	5,708	4,522
Prepaid expenses and other assets	(1,017)	(432)
Operating lease right-of-use assets and liabilities, net	(59)	29
Accounts payable, accrued expenses and other liabilities	(2,408)	(4,598)
Deferred revenue	(628)	(684)
Net cash provided by (used in) operating activities	212	(305)
Cash Flows from Investing Activities:
Purchases of property and equipment	(965)	(1,325)
Net cash used in investing activities	(965)	(1,325)
Cash Flows from Financing Activities:
Repayments on long-term debt and finance leases	(1,107)	(694)
Proceeds from exercise of common stock options	—	37
Purchase of treasury stock and shares received to satisfy minimum tax withholdings	(40)	—
Net cash used in financing activities	(1,147)	(657)
Effect of exchange rate changes on cash and cash equivalents	(144)	(140)
Net decrease in Cash and Cash equivalents	(2,044)	(2,427)
Cash and cash equivalents, beginning of period	10,966	15,921
Cash and cash equivalents, end of period	$8,922	$13,494

Synacor, Inc.
Segment Results
(In thousands except percentages)
(Unaudited)
The Company operates its business in two reportable segments which are determined on the basis of the products and services provided to customers, identified as follows:
(i) Software & Services, which includes email / collaboration (Zimbra) and identity management (Cloud ID).
(ii) Portal & Advertising, which includes managed portals and advertising solutions for publishers.
The following table presents the key segment financial measures for the periods indicated. Please refer to the Reconciliation of GAAP to Non-GAAP Measures schedule for the reconciliation of Adjusted EBITDA.

	Three Months Ended March 31,
	2020	2019	% Change
Segment Revenue:
Software & Services	$11,062	$11,158	(0.9)%
Portal & Advertising	9,521	20,666	(53.9)%
Total	$20,583	$31,824	(35.3)%

Segment Adjusted EBITDA:
Software & Services	$3,528	$2,794	26.3%
Portal & Advertising	(241)	2,621	(109.2)%
Unallocated Corporate Expense	(2,974)	(3,711)	19.9%
Total	$313	$1,704	(81.6)%

Segment Adjusted EBITDA margin*
Software & Services	31.9%	25.0%	690 bps
Portal & Advertising	(2.5)%	12.7%	-1520 bps
Total	1.5%	5.4%	-380 bps

* Adjusted EBITDA as a percent of revenue
The following tables presents a disaggregation of segment revenue for the periods indicated based upon the accounting definition of revenue recognition:
(i) Recurring = revenue recognized over time
(ii) Non-recurring = revenue recognized at a point in time

	Three Months Ended March 31,
	2020	2019	% Change
Software & Services Revenue:
Recurring	$8,330	$8,514	(2.2)%
Non-recurring	2,732	2,284	19.6%
Discontinued Products **	—	360	(100.0)%
Total	$11,062	$11,158	(0.9)%

Portal & Advertising Revenue:
Recurring	$1,224	$1,506	(18.7)%
Non-recurring	8,297	19,160	(56.7)%
Total	$9,521	$20,666	(53.9)%

Total Revenue:
Recurring	$9,554	$10,020	(4.7)%
Non-recurring	11,029	21,444	(48.6)%
Discontinued Products **	—	360	(100.0)%
Total	$20,583	$31,824	(35.3)%

** VAM video product line which was discontinued during Q1 2019.

Synacor, Inc.
Reconciliation of Adjusted Financial Measures
(In thousands except per share amounts)
(Unaudited)

	Three months ended March 31, 2020
	Per GAAP Statements	Asset Impairment	Restructuring Costs	Certain Legal & Professional Fees	Adjusted Non-GAAP

Revenue	$20,583				$20,583
Costs and operating expenses:
Cost of revenue (1)	10,729				10,729
Technology and development (1)(2)	3,108				3,108
Sales and marketing (2)	4,368				4,368
General and administrative (1)(2)	4,466		(60)	(1,446)	2,960
Depreciation and amortization	2,214				2,214
Total costs and operating expenses	24,885	—	(60)	(1,446)	23,379
Loss from operations	(4,302)	—	60	1,446	(2,796)
Other income, net	167				167
Interest Expense	(59)				(59)
Loss before income taxes	(4,194)	—	60	1,446	(2,688)
Provision for income taxes (3)	331				331
Net loss	$(4,525)	$—	$60	$1,446	$(3,019)
Diluted EPS	$(0.11)	$—	$—	$0.04	$(0.08)

	Three months ended March 31, 2019
	Per GAAP Statements	Asset Impairment	Restructuring Costs	Certain Legal & Professional Fees	Adjusted Non-GAAP

Revenue	$31,824				$31,824
Costs and operating expenses:
Cost of revenue (1)	16,506				16,506
Technology and development (1)(2)	4,546				4,546
Sales and marketing (2)	5,991				5,991
General and administrative (1)(2)	4,465	(226)		(779)	3,460
Depreciation and amortization	2,435				2,435
Total costs and operating expenses	33,943	(226)	—	(779)	32,938
Loss from operations	(2,119)	226	—	779	(1,114)
Other income, net	216				216
Interest Expense	(64)				(64)
Loss before income taxes	(1,967)	226	—	779	(962)
Provision for income taxes (3)	277				277
Net loss	$(2,244)	$226	$—	$779	$(1,239)
Diluted EPS	$(0.06)	$0.01	$—	$0.02	$(0.03)

Notes:
(1)Exclusive of depreciation and amortization shown separately.
(2)Includes stock-based compensation
(3)No income tax effects to adjustments presented due to full valuation allowance.

Synacor’s management believes that certain non-GAAP measures of Adjusted Net Loss and Adjusted Diluted Earnings per Share provide investors with additional information to assess the Company’s financial performance. These measures should be viewed as supplemental data, rather than substitutes or alternatives to the comparable GAAP measures.

Contact:
FNK IR
Rob Fink
+1.646.809.4048
rob@fnkir.com

Meredith Roth VP, Marketing & Corporate Communications
Synacor
+1.770.846.1911
mroth@synacor.com